--------
 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

===============================================================================
1. Name and Address of Reporting Person

Young                                   D.                              Craig
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   (Last)                            (First)                           (Middle)

7 Willowmere Drive
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                                     (Street)

S. Barrington                        Illinois                             60010
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   (City)                            (State)                              (Zip)


2. Issuer Name and Ticker or Trading Symbol

Brooks Fiber Properties, Inc.
Nasdaq symbol "BFPT"

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

October 1997

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [X] Officer (give title below)

President and Chief Operating Officer
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   [ ] Other (specify below)

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7. Individual or Joint/Group Filing

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

------------------------------------------------------------------------------------------------------------------------------------
                          Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction Date  3. Transaction  4. Securities Acquired     5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                              (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                         Owned at         (D) or         Ownership
                                                                                         End of Month     Indirect       (instr. 4)
                                                                                         (Instr. 3        (I)
                                                                                         and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                     or
                                                                     (D)
                                           ------  ------  --------  ---  ----------
Common Stock          2/1/97               G       V       18,400(1) D

Common Stock          2/1/97               G       V       680(2)    D

Common Stock          2/1/97               G       V       680(3)    D

Common Stock          10/31/97             M               25,000    A    $4.00                        D

Common Stock          10/31/97             S               25,000    D    $55.675     29,653(4)        D
                                                                                      18,400           I              (1)
                                                                                      680              I              (2)
                                                                                      680              I              (3)

===================================================================================================================================

* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able(5)  Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Employee    $4.00     10/31/97  M               25,000  4/13/97  4/12/05  Common  25,000            108,333     D
Stock                                                                     Stock
Option
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses: (1) Represents gift of securities to The Joan L. Young Revocable Trust, of which Joan L. Young, the wife of the reporting person, is trustee. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (2) Represents gift of securities to the Andrew G. Young Trust; Andrew G. Young is a son of reporting person who shares the reporting person's household. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (3) Represents gift of securities to the Troy D. Young Trust; Troy D. Young is a son of reporting person who shares the reporting person's household. The reporting person disclaims beneficial ownership of such securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. (4) Includes 784 shares acquired under the 1996 Brooks Fiber Properties, Inc. Employee Stock Purchase Plan on May 1, 1997. (5) Represents date that all of the options exercised were fully vested.


               **Intentional misstatements or omissions of facts
                    constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

D. Craig Young                                          November 10, 1997
-----------------------------------------------     ---------------------------
        **Signature of Reporting Person                        Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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SEC 1474 (3/91)